FSD Pharma Inc. Announces Closing of US$9.5 Million Registered Direct Offering

TORONTO / October 21, 2020 / FSD Pharma Inc. (Nasdaq: HUGE) ("FSD Pharma" or the "Company"), today announced the closing of previously announced definitive agreements with investors for the purchase and sale of 4,318,179 Class B Subordinate Voting Shares of the Company ("Shares") and warrants to purchase 3,454,543 Shares (collectively, the "Securities") at a purchase price of US$2.20 per Share in a registered direct offering. The warrants have an exercise price of US$2.60 per Share, are immediately exercisable and expire five years from the date of issuance.

A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

The Company has also granted A.G.P./Alliance Global Partners an option to arrange for purchases of up to an additional US$10.0 million of Securities on the terms above for a period of 30 days following the initial closing.

The offering has been made pursuant to an effective shelf registration statement (including a prospectus) on Form F-10 that the Company has previously filed with the U.S. Securities and Exchange Commission (the "SEC"). A prospectus supplement dated October 16, 2020 describing the terms of the offering has been filed with the SEC and with the securities commissions in each of the provinces of Canada (other than Québec) and is available on the SEC's EDGAR website located at www.sec.gov and on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultramicronized-palmitoylethanolamide ("FSD201"), by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19 or whether FSD201 may be effective in treating COVID-19, the costs associated with such planned trials, FSD Pharma's ability to obtain required funding and the terms and timing thereof, the ultimate development of any FDA approved synthetic compounds and statements regarding the closing of the offering. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward Looking Information. Certain of these risks and uncertainties are described in the prospectus supplement, the prospectus and the registration statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Zeeshan Saeed, President, FSD Pharma Inc.

zeeshan@fsdpharma.com

Investor Relations
IR@fsdpharma.com